Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
December 11, 2015

OVERSTOCK.COM, INC.

Overstock.com, Inc. (referred to herein as “us,” “we,” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On December 7, 2015, Bitcoin Magazine, an online news service, published an article discussing the Company’s filing of the Registration Statement and the SEC’s review of the Registration Statement, as well as certain recent developments regarding the Company’s digital securities activities. The full text of the Bitcoin Magazine article is attached below.  Any publication by any news service, including Bitcoin Magazine, that references the information contained in the article attached below is subject to the corrections and clarifications set forth in this free writing prospectus.

The article published by Bitcoin Magazine was not prepared or reviewed by the Company or any of its affiliates prior to publication. Bitcoin Magazine routinely publishes technology-related news and is wholly unaffiliated with the Company and any other offering participants and, as of the date of this free writing prospectus, none of the Company, any other offering participant, and any of their respective affiliates have made any payment or given any consideration to Bitcoin Magazine in connection with the article described in this free writing prospectus.

The statements in the article are not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement and are not endorsed or adopted by the Company.  You should consider statements contained in this free writing prospectus, including those in the attached article, only after carefully evaluating all of the information in the Registration Statement, the prospectus included therein, and any applicable prospectus supplement relating to any offering of the Company’s securities, including the risk factors described therein.

The Company notes the following corrections and clarifications to the Bitcoin Magazine article:

•                  Although the Company’s Registration Statement was declared effective by the SEC on December 9, 2015, the SEC has not approved the Registration Statement.  The action taken by the SEC to declare the Registration Statement effective and the effectiveness of the Registration Statement does not represent the SEC’s approval of the Registration Statement, and the Company remains fully responsible for the adequacy and accuracy of the Registration Statement.

•                  Any digital securities of the Company that are issued under the Registration Statement will not be issued on the Bitcoin blockchain. As described in the Registration Statement, with respect to any securities of the Company that are issued as digital securities, the ownership and transfer of such digital securities will be recorded on a proprietary ledger that will be publicly distributed.  The validity of the publicly available copies of the proprietary ledger can be mathematically proven utilizing cryptographically-secured distributed ledger network technology, which the Company currently anticipates will be the technology used by the Bitcoin blockchain.

•                  Medici Inc. (“Medici”), a majority-owned subsidiary of the Company doing business as tØ.com, has not acquired SpeedRoute LLC (“SpeedRoute”).  As stated in the Registration Statement, in

August 2015 Medici entered into a Membership Purchase Agreement pursuant to which Medici agreed to purchase all of the outstanding membership interests in SpeedRoute.  This acquisition, which has not yet closed, is subject to conditions, including the satisfaction of all applicable regulatory requirements.  The purchase price for SpeedRoute is $425,000, not $30.3 million.

Full Text of the Bitcoin Magazine Article

SEC Approves Overstock.com S-3 Filing to Issue Shares Using Bitcoin Blockchain

According to multiple sources close to Overstock, the U.S. Securities and Exchange Commission (SEC) has approved a S-3 filing for online retailer Overstock.com (NASDAQ: OSTK) to issue new publicly traded shares of the company on the Bitcoin blockchain.

An Overstock spokesperson declined to comment on the situation but said that the company would be issuing a formal statement in the next 48 hours.

Form S-3 is a securities registration form that gives companies a simplified process for issuing publicly traded securities. Unlike Form S-1, which is the comprehensive filing required for companies which plan to hold an initial public offering (IPO) of their stock, the S-3 is for companies that already have achieved a certain level of compliance with the Securities Exchange Act of 1934. Specifically, a company must have at least 12 months of properly filed reports with the SEC to be eligible to file an S-3.

Overstock’s t0 (tee-zero) platform has been working on bringing equity trades and settlement to the blockchain since it was first announced in April 2015. In July, Overstock sold the first cryptobond on the blockchain. As a proof of concept, FNY Managed Accounts agreed to buy the $5 million bond, with assurances in place in case the technology failed.

In an effort to enter the financial industry, t0 acquired Wall Street brokerage firm SpeedRoute for $30.3 million in August 2015. “It’s a routing service that is connected to all 11 exchanges and 25 dark pools in the United States, it’s a very significant node within the national market already … We knew that we wanted to bring the blockchain to Wall Street and rather than build it in isolation and try to get people to adopt it, if we bought a node within the national market system and then built the crypto on top of it so it was all regulatory compliant and speaks the technology of FinTech … We didn’t want to be a Mt.Gox trying to build something and sneak it past the regulators,” said CEO Patrick Byrne in an interview with the Tabb Forum.

For Overstock, though, issuing shares of the company on its platform is a viable proof of concept. Fundamentally, t0 operates with the mentality that “the trade is the settlement.” In traditional equity trades today, the markets operate on a trade date plus three days (T+3) settlement mechanism in which the exchange of payment and securities can take up to three days to settle. With the blockchain, it can be instantaneous and occur at the same time as the trade.

The t0 platform is built utilizing colored coin technology, which allows for fractions of bitcoin to be used to track ownership of many assets besides bitcoin. For example, a colored coin could be used as a token to prove that an individual owns shares of Overstock. This technology is built on top of the Bitcoin blockchain and is secured by the distributed public ledger.

Jacob Cohen Donnelly is a consultant and journalist in the bitcoin space. He runs a weekly newsletter about bitcoin called Crypto Brief.

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.